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NEWS RELEASE

SHAW RENEWS NORMAL COURSE ISSUER BID

Calgary, Alberta (November 25, 2010) – Shaw Communications Inc. (“Shaw”) announced today that it has received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. Shaw’s renewed normal course issuer bid will expire on November 30, 2011, in accordance with the rules of the TSX.

Under Shaw’s previously approved issuer bid, during the 12 month period commencing November 19, 2009, Shaw purchased an aggregate of 6,100,000 Class B Non-Voting Shares at an average price of $19.37. All such shares have been cancelled.

As approved by the TSX, during the period of December 1, 2010 to November 30, 2011, Shaw is now authorized to acquire up to an additional 37,000,000 Class B Non-Voting Shares, representing approximately 10% of the public float of Class B Non-Voting Shares. A total of 411,549,292 Class B Non-Voting Shares of Shaw were issued and outstanding as at November 18, 2010.

Shaw continues to believe that purchases of Class B Non-Voting Shares under the bid are in the best interests of the corporation and its shareholders, and that such purchases constitute a desirable use of Shaw’s free cash flow.

Class B Non-Voting Shares will be purchased by Shaw through the facilities of the TSX pursuant to the TSX’s rules governing normal course issuer bids, or otherwise pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada, and any Class B Non-Voting Shares so purchased will be cancelled. For purposes of the TSX normal course issuer bid rules, Shaw’s average daily trading volume (“ADTV”) for the past six months is 961,060 shares. As a result, a maximum of 240,265 Class B Non-Voting Shares (being 25% of the ADTV) may be purchased by Shaw on any one day under the renewed bid, except where purchases are made in accordance with the “block purchase exception” of the TSX rules or pursuant to private agreement under an issuer bid exemption order of one or more of the securities regulatory authorities in Canada.

The bid does not apply to the Class A Shares of Shaw.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media includes one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca